UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 3, 2004

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

1600 Smith Street, Dept. HQSCE	**77002**
Houston, Texas	*(Zip Code)*
(Address of principal executive offices)	

713-324-2639
(Registrant's telephone number, including area code)

Item   7.01   Regulation FD Disclosure

On December 2, 2004, Continental Airlines, Inc. filed a report on Form 8-K presenting information relating to its financial outlook for 2004 and 2005. The report included information regarding estimates for available seat miles (ASMs) for its Continental Express operations. Continental Express is operated by ExpressJet Airlines, Inc., which provides Continental Airlines with all of its regional jet airline capacity at its hub airports in New York/Newark, Houston and Cleveland and additional non-hub service to and from Mexico. ExpressJet Airlines is owned by ExpressJet Holdings, Inc.

Continental Airlines estimates Continental Express's year-over-year ASM growth as follows: 18.0% for the fourth quarter, and 9% for the full year 2005. We do not provide quarterly estimates of ASM growth, but currently expect Continental Express's ASMs to grow between 23 – 25% for the full year 2004 and 9 – 12% for the full year 2005.

We also are updating the following guidance for year-over-year block hour growth: 16 - 18% in the fourth quarter of 2004 and 8 - 10% for the full year 2005.

The statements in this document that refer to plans and expectations for the fourth quarter, the year and the future are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect ExpressJet's actual results, and variances from ExpressJet's current expectations regarding such factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known factors that could significantly impact results include, but are not limited to, the company's dependence on its capacity purchase agreement with Continental; the company's dependence on Continental's financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; the company's high leverage; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its 2003 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>EXPRESSJET HOLDINGS, INC.</u>
<u>(Registrant)</u>

Date: December 3, 2004

_____

Frederick S. Cromer
Vice President and Chief Financial Officer